UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2016

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 19, 2016, Concordia International Corp. (the “Corporation”) provided a business update, including an announcement that it has paid the first installment of its earn-out to Cinven Group Limited, Cinven Partners LLP, Cinven (LuxCo1) S.A., Cinven Capital Management (V) General Partner Limited, and their respective Associates (as defined in the Companies Act 2006) and/or funds managed or advised by the group, relating to the Corporation’s October 2015 acquisition of Amdipharm Mercury Limited. In conjunction with this report the Corporation is filing the following exhibit:
Exhibit 99.1        Press release of Concordia International Corp. dated December 19, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Edward Borkowski
	Name:	Edward Borkowski
	Title:	Chief Financial Officer

Date: December 19, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Concordia International Corp. dated December 19, 2016.